Sit Global Dividend Growth Fund

 **Sit Investment Associates**
Sit Mutual Funds

As of March 31, 2023

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 30% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large		■	
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 32 years
  Kent L. Johnson, CFA, 34 years
  Raymond E. Sit, 30 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Gross Expense Ratio[2]:	1.25%	1.50%
Net Expense Ratio[2]:	1.00%	1.25%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns					30-Day SEC Yield[1]	
		1 Year	3 Year	5 Year	10 Year	Since Inception	Subsidized	Unsubsidized
Class I Shares	6.18	-6.14	15.61	8.25	7.58	8.54	1.15	0.91
Class S Shares	6.09	-6.40	15.33	7.96	7.31	8.27	0.91	0.67
MSCI World Index	7.73	-7.02	16.40	8.01	8.85	8.18		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield is a standardized calculation and reflects the net investment income earned by the fund during the most recent 30-day period expressed as an annual percentage rate. Unsubsidized SEC Yield represents what the fund's 30-day SEC Yield would have been had no fee waivers been in place over the period.

TOTAL RETURN BY CALENDAR YEAR (%)

	2014	2015	2016	2017	2018	2019	2020	2021	2022	YTD 2023
Class I Shares	4.03	-0.93	4.96	19.75	-9.63	26.70	16.00	23.59	-18.04	6.18
Class S Shares	3.76	-1.21	4.71	19.54	-9.93	26.41	15.77	23.26	-18.26	6.09
MSCI World Index	4.94	-0.87	7.51	22.40	-8.71	27.67	15.90	21.82	-18.14	7.73

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.2
Technology Services	14.4
Electronic Technology	13.8
Health Technology	10.7
Producer Manufacturing	10.0
Consumer Non-Durables	7.9
Consumer Services	3.7
Energy Minerals	3.7
Sectors Less Than 3.5%	18.1
Cash and Other Net Assets	2.5

PORTFOLIO COUNTRY ALLOCATION (%)

United States	57.9
United Kingdom	13.9
Switzerland	6.9
Germany	5.6
Ireland	4.9
Australia	3.4
Spain	1.7
Japan	1.6
2 Countries Less Than 1.6%	1.6
Cash and Other Assets	2.5

TOP TEN HOLDINGS

Company Name	% of Net Assets
Apple, Inc.	7.1
Microsoft Corp.	6.9
Shell, PLC, ADR	2.7
Broadcom, Inc.	2.6
Johnson & Johnson	2.4
AstraZeneca, PLC, ADR	2.4
Accenture, PLC	2.4
Applied Materials, Inc.	2.3
JPMorgan Chase & Co.	2.2
Alphabet, Inc. - Class A	2.1
Total	21.7

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$41.0
S Share Assets (Millions):	$3.5
Number of Holdings:	68
Wtd. Avg. Market Cap (Billions):	$470.9
Median Market Cap (Billions):	$79.0
Beta (vs. MSCI World Index):	0.94

(2) Expense ratios are as stated in the prospectus dated January 1, 2022. Sit Investment Associates, Inc. (the "Adviser") has agreed to a management fee waiver equal to 0.25% through June 30, 2023. Until such date, the waiver cannot be terminated without approval by the Fund's Board of Directors. After June 30, 2023, the Adviser may elect to extend, modify or terminate the fee waiver.

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit ESG Growth Fund

As of March 31, 2023

 **Sit Investment Associates**
Sit Mutual Funds

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
   Roger J. Sit, 32 years
   David A. Brown, 28 years
   Kent L. Johnson, CFA, 34 years
   Michael T. Manns, 36 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Gross Expense Ratio[(2)]:	1.25%	1.50%
Net Expense Ratio[(2)]:	1.00%	1.25%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns			
		1 Year	3 Year	5 Year	Since Inception
Class I Shares	**9.53**	**-4.26**	**13.61**	**7.58**	**8.89**
Class S Shares	**9.48**	**-4.53**	**13.30**	**7.29**	**8.61**
MSCI World Index	7.73	-7.02	16.40	8.01	9.95

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2016*	2017	2018	2019	2020	2021	2022	YTD 2023
Class I Shares	**2.01**	**23.72**	**-7.36**	**26.41**	**15.90**	**19.95**	**-21.00**	**9.53**
Class S Shares	**1.88**	**23.47**	**-7.65**	**26.06**	**15.62**	**19.66**	**-21.24**	**9.48**
MSCI World Index	6.81	22.40	-8.71	27.67	15.90	21.82	-18.14	7.73

*Due to the Fund's inception date of 6/30/16, the 2016 calendar year returns of the Fund and its benchmarks reflect performance since 6/30/16.

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	16.9
Electronic Technology	14.2
Health Technology	12.2
Finance	10.3
Producer Manufacturing	9.5
Consumer Non-Durables	8.0
Consumer Services	6.2
Retail Trade	5.2
Sectors Less Than 5.0%	12.8
Cash and Other Net Assets	4.7

PORTFOLIO COUNTRY ALLOCATION (%)

United States	51.8
United Kingdom	14.3
Germany	6.7
Japan	6.1
Switzerland	5.4
Ireland	5.3
Spain	2.4
France	1.8
2 Country Less Than 1.8%	1.5
Cash and Other Assets	4.7

TOP TEN HOLDINGS

Company Name	% of Net Assets
Apple, Inc.	7.0
Microsoft Corp.	6.8
NVIDIA Corp.	3.3
Alphabet, Inc. - Class A	3.1
AstraZeneca, PLC, ADR	3.0
UnitedHealth Group, Inc.	2.8
Home Depot, Inc.	2.6
Allianz SE, ADR	2.4
Iberdrola SA, ADR	2.4
Goldman Sachs Group, Inc.	2.3
Total	35.7

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$4.4
S Share Assets (Millions):	$4.0
Number of Holdings:	58
Wtd. Avg. Market Cap (Billions):	$500.5
Median Market Cap (Billions):	$91.6
Beta (vs. MSCI World Index):	0.93

(2) Expense ratios are as stated in the prospectus dated January 1, 2022. Sit Investment Associates, Inc. (the "Adviser") has agreed to a management fee waiver equal to 0.25% through June 30, 2023. Until such date, the waiver cannot be terminated without approval by the Fund's Board of Directors. After June 30, 2023, the Adviser may elect to extend, modify or terminate the fee waiver.

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Mid Cap Growth Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2023

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 32 years
  Kent L. Johnson, CFA, 34 years
  Robert W. Sit, CFA, 31 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	6.98	-8.81	15.13	8.46	9.08	11.10
Russell Midcap® Growth Index	9.14	-8.52	15.20	9.07	11.17	n/a

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2014	2015	2016	2017	2018	2019	2020	2021	2022	YTD 2023
Mid Cap Growth	6.01	-2.22	3.10	19.01	-7.25	30.21	33.08	16.09	-24.03	6.98
Russell Midcap® Growth Index	11.90	-0.20	7.33	25.27	-4.75	35.47	35.59	12.73	-26.72	9.14

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Arista Networks, Inc.	3.9	TJX Cos., Inc.	2.4
Dexcom, Inc.	3.1	Waste Connections, Inc.	2.3
Broadcom, Inc.	3.0	Insulet Corp.	2.1
Ulta Beauty, Inc.	2.9	Arthur J Gallagher & Co.	2.0
PTC, Inc.	2.8	ANSYS, Inc.	2.0
		Total	26.5

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	20.6
Health Technology	15.4
Electronic Technology	13.5
Producer Manufacturing	8.4
Finance	7.9
Retail Trade	6.6
Industrial Services	5.8
Health Services	4.2
Sectors Less Than 4.0%	16.2
Cash and Other Net Assets	1.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$180.0
Number of Holdings:	76
Wtd. Avg. Market Cap (Billions):	$36.5
Median Market Cap (Billions):	$15.7
Beta (vs. Russell Midcap® Growth Index):	0.96

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, such as futures contract and large cap stock risks, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Midcap® Index companies with higher price-to-book ratios and higher forecasted growth values. Russell Midcap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Developing Markets Growth Fund

 Sit Investment Associates
Sit Mutual Funds

As of March 31, 2023

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large		■	
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 32 years
  Raymond E. Sit, 30 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Gross Expense Ratio[2]:	2.03%
Net Expense Ratio[2]:	0.98%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**6.99**	**-4.50**	**7.91**	**-0.55**	**1.76**	**3.72**
MSCI Emerging Markets Index	3.54	-13.27	5.28	-3.29	-0.44	2.56

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2014	2015	2016	2017	2018	2019	2020	2021	2022	YTD 2023
Developing Markets Growth	-7.79	-15.88	3.59	43.23	-14.75	19.77	23.14	-8.87	-17.18	6.99
MSCI Emerging Markets Index	-4.63	-16.96	8.58	34.35	-16.64	15.43	15.84	-4.59	-22.37	3.54

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	21.6
Finance	20.4
Technology Services	12.2
Retail Trade	9.3
Consumer Non-Durables	6.0
Consumer Services	5.1
Non-Energy Minerals	4.6
Investment Companies	4.1
Sectors Less Than 4.0%	13.8
Cash and Other Net Assets	2.9

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	32.4
South Korea	11.1
Taiwan	9.8
India	7.6
South Africa	6.3
Singapore	6.2
United States	4.4
Peru	2.9
9 Countries Less Than 2.9%	16.4
Cash and Other Assets	2.9

TOP TEN HOLDINGS

Company Name	% of Net Assets
Taiwan Semiconductor Co.	7.0
Samsung Electronics Co., Ltd.	5.4
iShares MSCI India ETF	4.1
Tencent Holdings, Ltd.	4.0
DBS Group Holdings, Ltd.	3.6
HDFC Bank, Ltd., ADR	3.5
Broadcom, Inc.	3.5
LG Chem, Ltd.	3.1
Southern Copper Corp.	2.9
Bid Corp., Ltd.	2.9
Total	40.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$10.1
Number of Holdings:	53
Wtd. Avg. Market Cap (Billions):	$115.4
Median Market Cap (Billions):	$24.0
Beta (vs. MSCI Emerging Markets Index):	0.99

(2) Expense ratios are as stated in the prospectus dated January 1, 2022 and include Acquired Fund Fees and Expenses which represent fees and expenses incurred indirectly by the Fund as a result of its investment in shares of investment companies. Sit Investment Associates, Inc. (the "Adviser") has agreed to a management fee waiver equal to 1.05% through June 30, 2023. Until such date, the waiver cannot be terminated without approval by the Fund's Board of Directors. After June 30, 2023, the Adviser may elect to extend, modify or terminate the fee waiver.

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI Emerging Markets Index** is an unmanaged free float-adjusted market captialization index that measures equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Dividend Growth Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2023

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
- Roger J. Sit, 32 years
- Kent L. Johnson, CFA, 34 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Gross Expense Ratio[2]:	1.00%	1.25%
Net Expense Ratio[2]:	0.70%	0.95%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1] Subsidized	Unsubsi-dized
Class I Shares	2.21	-5.70	18.13	9.91	10.59	9.71	1.50	1.21
S&P 500 Index	7.50	-7.73	18.60	11.19	12.24	9.17		
Class S Shares	2.15	-5.93	17.85	9.65	10.31	9.14	1.26	0.97
S&P 500 Index	7.50	-7.73	18.60	11.19	12.24	9.20		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield is a standardized calculation and reflects the net investment income earned by the fund during the most recent 30-day period expressed as an annual percentage rate. Unsubsidized SEC Yield represents what the fund's 30-day SEC Yield would have been had no fee waivers been in place over the period.

TOTAL RETURN BY CALENDAR YEAR (%)

	2014	2015	2016	2017	2018	2019	2020	2021	2022	YTD 2023
Class I Shares	12.12	0.51	10.73	20.24	-6.57	29.10	13.97	27.98	-11.95	2.21
Class S Shares	11.79	0.25	10.49	19.88	-6.79	28.84	13.67	27.67	-12.20	2.15
S&P 500 Index	13.69	1.38	11.96	21.83	-4.38	31.49	18.40	28.71	-18.11	7.50

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	6.1	ConocoPhillips	2.0
Apple, Inc.	5.9	Exxon Mobil Corp.	2.0
Broadcom, Inc.	2.8	PepsiCo, Inc.	1.9
Johnson & Johnson	2.5	Oracle Corp.	1.8
UnitedHealth Group, Inc.	2.0	Analog Devices, Inc.	1.8
		Total	28.7

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	16.3
Finance	13.4
Technology Services	13.2
Health Technology	12.6
Consumer Non-Durables	6.4
Producer Manufacturing	6.4
Utilities	4.7
Health Services	4.1
Sectors Less Than 4.0%	21.7
Cash and Other Net Assets	1.2

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$200.6
S Share Assets (Millions):	$20.8
Number of Holdings:	76
Wtd. Avg. Market Cap (Billions):	$414.2
Median Market Cap (Billions):	$95.1
Beta (vs. S&P 500 Index):	0.89

(2) Expense ratios are as stated in the prospectus dated January 1, 2022. Sit Investment Associates, Inc. (the "Adviser") has agreed to a management fee waiver equal to 0.30% through June 30, 2023. Until such date, the waiver cannot be terminated without approval by the Fund's Board of Directors. After June 30, 2023, the Adviser may elect to extend, modify or terminate the fee waiver.

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Balanced Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2023

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			■
Mid			
Small			

Cap Size

FIXED-INCOME INVESTMENT STYLE

Duration

	Short	Interm	Long
High		■	
Mid			
Low			

Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
- Roger J. Sit, 32 years
- Bryce A. Doty, CFA, 32 years
- Ronald D. Sit, CFA, 38 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Gross Expense Ratio[(2)]:	1.05%
Net Expense Ratio[(2)]:	0.85%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**6.23**	**-8.49**	**9.73**	**6.85**	**7.86**	**7.04**
S&P 500® Index	7.50	-7.73	18.60	11.19	12.24	9.81
Bloomberg Aggregate Bond Index	2.96	-4.78	-2.77	0.91	1.36	4.44

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2014	2015	2016	2017	2018	2019	2020	2021	2022	YTD 2023
Balanced	**9.15**	**2.25**	**4.60**	**17.74**	**-2.73**	**20.69**	**20.74**	**17.15**	**-20.84**	**6.23**
S&P 500® Index	13.69	1.38	11.96	21.83	-4.38	31.49	18.40	28.71	-18.11	7.50
Bloomberg Aggregate Bond Index	5.97	0.55	2.65	3.54	0.01	8.72	7.51	-1.54	-13.01	2.96

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	5.3
Microsoft Corp.	4.9
Alphabet, Inc.	3.8
NVIDIA Corp.	2.6
UnitedHealth Group, Inc.	2.2

Bonds

Company Name	% of Net Assets
U.S. Treasury Bond, 3.63%, 2/15/53	1.4
U.S. Treasury Note, 3.50%, 2/15/33	1.0
FNMA, 4.50%, 9/1/52	0.7
FNMA, 4.50%, 7/1/52	0.7
JP Morgan Mortgage Trust, 5.00%, 7/25/52	0.7

PORTFOLIO ALLOCATION (%)

Stocks	62.8
Bonds	34.0
Cash and Other Net Assets	3.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$45.7
Number of Holdings:	210

(2) Expense ratios are as stated in the prospectus dated January 1, 2022 and include Acquired Fund Fees and Expenses which represent fees and expenses incurred indirectly by the Fund as a result of its investment in shares of investment companies. Sit Investment Associates, Inc. (the "Adviser") has agreed to a management fee waiver equal to 0.20% through June 30, 2023. Until such date, the waiver cannot be terminated without approval by the Fund's Board of Directors. After June 30, 2023, the Adviser may elect to extend, modify or terminate the fee waiver.

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Sit Minnesota Tax-Free Income Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2023   800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Paul J. Jungquist, CFA, 29 years
Todd S. Emerson, CFA, 28 years
Kevin P. O'Brien, CFA, 20 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio[2]:	0.81%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**1.82**	**-2.08**	**-0.33**	**0.95**	**1.94**	**4.04**
Bloomberg 5-Year Muni Bond Index	1.93	1.76	0.70	1.73	1.64	3.78

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2014	2015	2016	2017	2018	2019	2020	2021	2022	YTD 2023
Minnesota Tax-Free Income	**9.91**	**3.54**	**0.14**	**5.83**	**1.03**	**6.70**	**3.58**	**2.65**	**-10.58**	**1.82**
Bloomberg 5-Year Municipal Bond Index	3.19	2.43	-0.39	3.14	1.69	5.45	4.29	0.34	-5.26	1.93

YIELDS (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	3.23	44.83% Tax Rate	6.30
		46.63% Tax Rate	6.55

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top two tax brackets and a Minnesota tax rate of 9.85%.

QUALITY RATINGS (%)

AAA	10.0
AA	36.6
A	10.2
BBB	8.0
Less than BBB	8.6
Non-Rated	22.2
Cash and Other Net Assets	4.4

Assessment of Non-Rated Securities

AAA	0.0
AA	0.0
A	0.9
BBB	6.3
BB	13.5
Less than BB	1.5

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	26.1
Multi Family Mortgage	18.9
Education/Student Loan	14.9
Hospital / Health Care	13.1
General Obligation	10.8
Municipal Lease	3.1
Other Revenue	2.8
Escrow to Maturity/Pre-Refund	1.5
Sectors Less Than 1.5%	4.4
Cash and Other Net Assets	4.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$467.0
Average Maturity:	16.9 Years
Duration to Estimated Avg. Life:	5.1 Years

(2) Expense ratios are as stated in the prospectus dated January 1, 2022 and include Acquired Fund Fees and Expenses which represent fees and expenses incurred indirectly by the Fund as a result of its investment in shares of investment companies.

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved.

Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. A relatively small number of Minnesota tax-exempt issuers may necessitate the Fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the Fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions.

Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Sit International Growth Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2023

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style

Cap Size	Value	Blend	Growth
Large			■
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 32 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Gross Expense Ratio[2]:	1.51%
Net Expense Ratio[2]:	0.86%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**8.62**	**-5.47**	**11.84**	**3.86**	**4.23**	**4.05**
MSCI EAFE Index	8.47	-1.38	12.99	3.52	5.00	5.20

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2014	2015	2016	2017	2018	2019	2020	2021	2022	YTD 2023
International Growth	**-7.88**	**4.86**	**-6.66**	**24.02**	**-16.27**	**26.17**	**18.63**	**11.87**	**-22.03**	**8.62**
MSCI EAFE Index	-4.90	-0.81	1.00	25.03	-13.79	22.01	7.82	11.26	-14.45	8.47

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.2
Health Technology	12.4
Producer Manufacturing	12.4
Electronic Technology	11.2
Technology Services	8.6
Consumer Non-Durables	8.2
Non-Energy Minerals	4.6
Consumer Services	4.0
Sectors Less Than 3.5%	21.1
Cash and Other Net Assets	1.3

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	22.7
Switzerland	10.6
France	9.7
Japan	8.5
Germany	7.3
Australia	5.9
China/Hong Kong	5.4
United States	4.7
9 Countries Less Than 4.7%	23.9
Cash and Other Assets	1.3

TOP TEN HOLDINGS

Company Name	% of Net Assets
Schneider Electric SE	3.3
Shell, PLC, ADR	2.8
ASML Holding NV	2.8
Broadcom, Inc.	2.6
BAE Systems, PLC	2.5
AstraZeneca, PLC, ADR	2.3
Iberdrola SA	2.3
Sony Group Corp., ADR	2.3
LG Chem, Ltd.	2.1
Allianz SE	2.0
Total	24.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$25.3
Number of Holdings:	79
Wtd. Avg. Market Cap (Billions):	$85.8
Median Market Cap (Billions):	$44.7
Beta (vs. MSCI EAFE Index):	1.02

(2) Expense ratios are as stated in the prospectus dated January 1, 2022 and include Acquired Fund Fees and Expenses which represent fees and expenses incurred indirectly by the Fund as a result of its investment in shares of investment companies. Sit Investment Associates, Inc. (the "Adviser") has agreed to a management fee waiver equal to 0.65% through June 30, 2023. Until such date, the waiver cannot be terminated without approval by the Fund's Board of Directors. After June 30, 2023, the Adviser may elect to extend, modify or terminate the fee waiver.

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. **MSCI EAFE Index** (Europe, Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit U.S. Government Securities Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2023   800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Bryce A. Doty, CFA, 32 years
  Mark H. Book, CFA, 36 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class S	**Class Y**
Ticker:	SNGVX	SNGYX
CUSIP:	829800-10-1	82980B-10-7
Inception Date:	6/2/87	1/1/20
Expense Ratio:	0.80%	0.55%

FUND PERFORMANCE (%)

	3 Month	**Annualized Returns**					30-Day SEC Yield[1]
		1 Year	3 Year	5 Year	10 Year	Since Inception	
Class S Shares	**1.40**	**-1.89**	**-1.21**	**0.95**	**0.83**	**4.64**	**3.92**
Bloomberg Interm. Gov't Index	2.26	-1.52	-2.30	1.06	0.90	4.79	
Class Y Shares	**1.57**	**-1.67**	**-0.96**	—	—	**0.08**	**4.17**
Bloomberg Interm. Gov't Index	2.26	-1.52	-2.30	—	—	-0.60	

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOTAL RETURN BY CALENDAR YEAR (%)

	2014	2015	2016	2017	2018	2019	2020	2021	2022	YTD 2023
Class S Shares	**2.22**	**1.42**	**0.69**	**1.33**	**1.77**	**3.34**	**3.62**	**-0.96**	**-4.45**	**1.40**
Class Y Shares	—	—	—	—	—	—	**3.92**	**-0.71**	**-4.33**	**1.57**
Bloomberg Interm. Gov't Index	2.52	1.18	1.05	1.14	1.43	5.20	5.73	-1.69	-7.73	2.26

PORTFOLIO SECTOR ALLOCATION (%)

CMO	67.1
GNMA Pass-Through	14.1
FNMA Pass-Through	11.2
FHLMC Pass-Through	3.2
U.S. Treasury/Federal Agy.	1.8
Asset-Backed	1.0
SBA Pass-Through	0.5
Cash & Other Net Assets	1.1

PORTFOLIO CHARACTERISTICS

S Share Assets (Millions):	$266.1
Y Share Assets (Millions):	$91.6
Average Maturity:	22.1 Years
Effective Duration:	3.0 Years

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved.

Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

More information on these risks considerations, as well as information on other risks to which the Fund is subject such as futures contacts and options, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Intermediate Government Index** is a sub-index of the Bloomberg Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Government Bond Index is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions.

Sit Large Cap Growth Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2023

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 32 years
  Ronald D. Sit, CFA, 38 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**12.29**	**-10.29**	**17.68**	**11.98**	**12.62**	**10.40**
Russell 1000® Growth Index	14.37	-10.90	18.58	13.66	14.59	11.62

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2014	2015	2016	2017	2018	2019	2020	2021	2022	YTD 2023
Large Cap Growth	**10.97**	**4.47**	**4.36**	**27.83**	**-3.11**	**32.81**	**33.94**	**28.54**	**-28.18**	**12.29**
Russell 1000® Growth Index	13.05	5.67	7.08	30.21	-1.51	36.39	38.49	27.60	-29.14	14.37

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	14.1	Broadcom, Inc.	3.4
Microsoft Corp.	11.4	UnitedHealth Group, Inc.	3.3
Alphabet, Inc.	6.2	Applied Materials, Inc.	2.5
Amazon.com, Inc.	4.5	Visa, Inc.	2.1
NVIDIA Corp.	4.1	salesforce.com, Inc.	2.1
		Total	53.8

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	28.6
Electronic Technology	25.1
Retail Trade	8.3
Health Technology	5.6
Producer Manufacturing	5.2
Consumer Non-Durables	5.1
Health Services	4.7
Consumer Services	3.4
Sectors Less Than 3.0%	13.6
Cash and Other Net Assets	0.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$145.1
Number of Holdings:	56
Wtd. Avg. Market Cap (Billions):	$823.5
Median Market Cap (Billions):	$120.9
Beta (vs. Russell 1000® Growth Index):	0.99

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. Russell 1000 Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Tax-Free Income Fund

As of March 31, 2023


Sit Investment Associates
Sit Mutual Funds

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE

Quality \ Duration	Short	Interm	Long
High			
Mid		■	
Low			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

  Paul J. Jungquist, CFA, 29 years
  Todd S. Emerson, CFA, 28 years
  Kevin P. O'Brien, CFA, 20 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class S	Class Y
Ticker:	SNTIX	SNTYX
CUSIP:	829799-10-5	82980B-20-6
Inception Date:	9/29/88	6/1/21
Expense Ratio[2]:	0.88%	0.63%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Class S Shares	**1.77**	**-4.17**	**-0.82**	**0.56**	**2.31**	**4.55**
Bloomberg 5-Year Muni Index	1.93	1.76	0.70	1.73	1.64	4.47
Class Y Shares	**1.83**	**-3.93**	**—**	**—**	**—**	**-5.44**
Bloomberg 5-Year Muni Index	1.93	1.76	—	—	—	-1.79

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

*Due to the Y Share's inception date of 6/1/21, the Since Inception returns of the Y share and its benchmarks are not annualzied and reflect performance since 6/1/21.

TOTAL RETURN BY CALENDAR YEAR (%)

	2014	2015	2016	2017	2018	2019	2020	2021*	2022	YTD 2023
Class S Shares	**14.60**	**3.91**	**0.64**	**7.68**	**0.70**	**7.08**	**4.01**	**3.25**	**-12.84**	**1.77**
Bloomberg 5-Year Muni Index	3.19	2.43	-0.39	3.14	1.69	5.45	4.29	0.34	-5.26	1.93
Class Y Shares	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**1.43**	**-12.62**	**1.83**
Bloomberg 5-Year Muni Index	—	—	—	—	—	—	—	0.19	-5.26	1.93

*Due to the Y Share's inception date of 6/1/21, the 2021 calendar year returns of the Share and its benchmarks reflect performance since 6/1/21.

YIELDS (%)

	30-Day SEC Yield	Tax-Equivalent 30-Day Yields	
		38.8% Tax Rate	40.8% Tax Rate
Class S Shares	3.33	5.44	5.62
Class Y Shares	3.58	5.84	6.04

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top two brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

QUALITY RATINGS (%)

AAA	11.3
AA	31.2
A	11.9
BBB	9.2
Less than BBB	1.9
Non-Rated	29.0
Cash and Other Net Assets	5.5

Assessment of Non-Rated Securities

AAA	0.0
AA	0.2
A	0.2
BBB	1.6
BB	21.5
Less than BB	5.5

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	27.9
Multi Family Mortgage	23.5
Other Revenue	17.9
Education/Student Loan	5.5
Investment Companies	4.3
Escrow to Maturity/Pre-Refund	3.3
Insured	2.8
Transportation	2.1
Sectors Less Than 2.0%	7.2
Cash and Other Net Assets	5.5

PORTFOLIO CHARACTERISTICS

S Share Assets (Millions):	$126.0
Y Share Assets (Millions):	$117.1
Average Maturity:	19.7 Years
Duration to Estimated Avg. Life:	4.9 Years

(2) Expense ratios are as stated in the prospectus dated January 1, 2022 and include Acquired Fund Fees and Expenses which represent fees and expenses incurred indirectly by the Fund as a result of its investment in shares of investment companies.

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved.

Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions.

Sit Quality Income Fund

Sit Investment Associates
Sit Mutual Funds

As of March 31, 2023

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE

Duration

	Short	Interm	Long
High	■		
Mid			
Low			

Quality (vertical axis)

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

  Bryce A. Doty, CFA, 32 years
  Mark H. Book, CFA, 36 years
  Christopher M. Rasmussen, CFA, 22 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SQIFX	SQIYX
CUSIP:	82979K-50-6	82980B-30-5
Inception Date:	12/31/12	3/30/22
Gross Expense Ratio[2]:	0.90%	0.65%
Net Expense Ratio[2]:	0.80%	0.55%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns					30-Day SEC Yield[1]	
		1 Year	3 Year	5 Year	10 Year	Since Inception	Subsidized	Unsubsidized
Class S Shares	**1.18**	**-0.47**	**1.28**	**1.61**	**1.04**	**1.06**	**3.64**	**3.54**
Bloomberg U.S. 1-3 Year Government/ Credit Index	1.51	0.26	-0.37	1.26	1.01	1.01		
Class Y Shares	**1.25**	**-0.11**	—	—	—	**-0.11**	**3.89**	**3.89**
Bloomberg U.S. 1-3 Year Government/ Credit Index	1.51	0.26	—	—	—	0.26		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield is a standardized calculation and reflects the net investment income earned by the fund during the most recent 30-day period expressed as an annual percentage rate. Unsubsidized SEC Yield represents what the fund's 30-day SEC Yield would have been had no fee waivers been in place over the period.

TOTAL RETURN BY CALENDAR YEAR (%)

	2014	2015	2016	2017	2018	2019	2020	2021	2022*	YTD 2023
Class S Shares	**0.68**	**-0.27**	**0.79**	**1.16**	**0.90**	**3.13**	**2.96**	**1.47**	**-1.66**	**1.18**
Bloomberg U.S. 1-3 Year Government/Credit Index	0.77	0.65	1.28	0.84	1.60	4.03	3.33	-0.47	-3.69	1.51
Class Y Shares	—	—	—	—	—	—	—	—	**-1.33**	**1.25**
Bloomberg U.S. 1-3 Year Government/Credit Index	—	—	—	—	—	—	—	—	-1.23	1.51

*Due to the Y Share's inception date of 3/30/22, the 2022 calendar year returns of the Share and its benchmarks reflect performance since 3/30/22.

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	36.4
Taxable Municipal	23.7
Mortgage Pass-Through (Agy.)	17.5
Corporate Bonds	14.3
CMO (non-agency)	4.7
Asset-Backed (non-agency)	1.2
Cash & Other Net Assets	2.2

PORTFOLIO CHARACTERISTICS

S Share Assets (Millions):	$34.4
Y Share Assets (Millions):	$110.2
Average Maturity:	9.1 Years
Effective Duration:	1.9 Years

(2) Expense ratios are as stated in the prospectus dated January 1, 2022. Sit Investment Associates, Inc. (the "Adviser") has agreed to a management fee waiver equal to 0.10% through June 30, 2023. Until such date, the waiver cannot be terminated without approval by the Fund's Board of Directors. After June 30, 2023, the Adviser may elect to extend, modify or terminate the fee waiver.

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved.

Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, as futures contacts and options, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg 1-3 Year U.S. Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rate rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. There are multiple accepted methodologies utilized across the industry to calculate duration estimates. The duration reported herein are the Effective Duration estimates calculated by the Adviser, which are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions.

Sit Small Cap Dividend Growth Fund

 **Sit Investment Associates**
Sit Mutual Funds

As of March 31, 2023

800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months, that it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			
Mid			
Small		■	

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 32 years
  Kent L. Johnson, CFA, 34 years
  Robert W. Sit, CFA, 31 years
  Michael T. Manns, 36 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Gross Expense Ratio[2]:	1.35%	1.60%
Net Expense Ratio[2]:	1.00%	1.25%

FUND PERFORMANCE (%)

	Annualized Returns					30-Day SEC Yield[1]	
	3 Month	1 Year	3 Year	5 Year	Since Inception	Subsidized	Unsubsidized
Class I Shares	**3.13**	**-8.19**	**17.65**	**6.06**	**6.53**	**1.41**	**1.07**
Class S Shares	**3.13**	**-8.38**	**17.36**	**5.79**	**6.26**	**1.17**	**0.82**
Russell 2000® Index	2.74	-11.60	17.51	4.71	6.07		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield is a standardized calculation and reflects the net investment income earned by the fund during the most recent 30-day period expressed as an annual percentage rate. Unsubsidized SEC Yield represents what the fund's 30-day SEC Yield would have been had no fee waivers been in place over the period.

TOTAL RETURN BY CALENDAR YEAR (%)

	2015*	2016	2017	2018	2019	2020	2021	2022	YTD 2023
Class I Shares	**-6.51**	**20.59**	**13.69**	**-17.07**	**27.11**	**16.20**	**23.58**	**-17.07**	**3.13**
Class S Shares	**-6.69**	**20.31**	**13.42**	**-17.29**	**26.70**	**16.00**	**23.27**	**-17.35**	**3.13**
Russell 2000® Index	-8.37	21.31	14.65	-11.01	25.53	19.96	14.82	-20.44	2.74

*Due to the Fund's inception date of 3/31/15, the 2015 calendar year returns of the Fund and its benchmarks reflect performance since 3/31/15.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Monolithic Power Systems, Inc.	3.0	TFI International, Inc.	2.1
KBR, Inc.	2.9	Nexstar Media Group, Inc.	1.9
Northern Oil & Gas, Inc.	2.2	Tenet Healthcare Corp.	1.9
Oasis Petroleum, Inc.	2.1	Crane Holdings Co.	1.8
Olin Corp.	2.1	Stifel Financial Corp.	1.8
		Total	21.8

PORTFOLIO SECTOR ALLOCATION (%)

Finance	25.2
Producer Manufacturing	11.2
Health Technology	7.2
Electronic Technology	6.7
Process Industries	6.6
Industrial Services	5.5
Commercial Services	4.8
Energy Minerals	4.3
Sectors Less Than 4.3%	25.2
Cash and Other Net Assets	3.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$15.5
S Share Assets (Millions):	$4.7
Number of Holdings:	92
Wtd. Avg. Market Cap (Billions):	$6.1
Median Market Cap (Billions):	$4.3
Beta (vs. Russell 2000® Index):	0.90

(2) Expense ratios are as stated in the prospectus dated January 1, 2022. Sit Investment Associates, Inc. (the "Adviser") has agreed to a management fee waiver equal to 0.35% through June 30, 2023. Until such date, the waiver cannot be terminated without approval by the Fund's Board of Directors. After June 30, 2023, the Adviser may elect to extend, modify or terminate the fee waiver.

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved.

The market value of securities held by the Fund may fall or fail to rise. Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Small Cap Growth Fund

As of March 31, 2023

Sit Investment Associates
Sit Mutual Funds
800-332-5580   www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
   Roger J. Sit, 32 years
   Kent L. Johnson, CFA, 34 years
   Robert W. Sit, CFA, 31 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.
- Founded in 1981
- Employee-owned firm
- $15.3 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**6.23**	**-11.04**	**16.24**	**7.56**	**7.91**	**9.67**
Russell 2000® Growth Index	6.07	-10.60	13.36	4.26	8.49	7.63

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2014	2015	2016	2017	2018	2019	2020	2021	2022	YTD 2023
Small Cap Growth	**1.46**	**-2.66**	**3.56**	**15.71**	**-10.71**	**29.17**	**35.93**	**16.24**	**-25.55**	**6.23**
Russell 2000® Growth Index	5.60	-1.38	11.32	22.17	-9.31	28.48	34.63	2.83	-26.36	6.07

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Monolithic Power Systems, Inc.	2.7	Arista Networks, Inc.	2.3
Olin Corp.	2.6	PTC, Inc.	2.2
Waste Connections, Inc.	2.3	Northern Oil & Gas, Inc.	2.1
KBR, Inc.	2.3	Nexstar Media Group, Inc.	2.1
TFI International, Inc.	2.3	Crane Holdings Co.	2.1
		Total	22.9

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	13.8
Health Technology	13.1
Electronic Technology	9.9
Producer Manufacturing	9.6
Finance	7.8
Industrial Services	7.5
Transportation	6.1
Commercial Services	4.9
Sectors Less Than 4.5%	25.3
Cash and Other Net Assets	2.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$104.6
Number of Holdings:	86
Wtd. Avg. Market Cap (Billions):	$10.2
Median Market Cap (Billions):	$5.9
Beta (vs. Russell 2000® Growth Index):	0.89

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved, and the market value of securities held by the Fund may fall or fail to rise. Stocks of small and medium sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

More information on these risks considerations, as well as information on other risks to which the Fund is subject, are included in the Fund's prospectus. The prospectus may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® companies with higher price-to-book ratios and higher forecasted growth values. Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.